December 21, 2012

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: NPS Pharmaceuticals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File No. 000-23272

Ladies and Gentlemen:

This letter is in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) raised in the Staff’s letter dated December 12, 2012 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filings of NPS Pharmaceuticals, Inc. (the “Company”). Set forth below is the Company’s response to the Staff’s comments. To facilitate your review, each of the Staff’s comments is reprinted in italics below. Please note that with respect to each of the proposed disclosures set forth in this letter and the appendices hereto, the Company respectfully reserves the right to update or revise such disclosure as appropriate to account for events or developments that may occur prior to the filing of any applicable periodic report.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business
In-licensing Agreements, page 16

1. You disclose you have an in-license agreement with Daniel J. Drucker, MD, and his Canadian corporation 1149336 Ontario Inc.  Please provide us with proposed disclosure for future filings that discloses all the material terms of this agreement, including the fees and other payments made to date; the amount of licensing fees and aggregate potential milestone payments payable; the amount of royalties payable expressed as a percentage or range within 10% (e.g. single-digits, teens, twenties, etc.); and the duration of the agreement.

Company Response:

The Company acknowledges the Staff’s comment and respectfully notes that it has been granted confidential treatment for certain payment terms under the License Agreement between Registrant and 1149336 Ontario Inc., and Daniel J. Drucker (filed as Exhibit 10.5 to the Company’s September 30, 2007 Form 10-Q, filed on November 9, 2007), including the payment terms relating to licensing fees, milestone payments and royalties payable.  The Company respectfully proposes to include the disclosure set forth below in future filings beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012 (the “2012 Form 10-K”).  The Company respectfully notes that the bolded and underlined text below represents the Company’s proposed additions to its disclosure set forth in its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011, which was filed on February 15, 2012 (the “2011 Form 10-K”).

We have ~~also entered into~~ a license agreement with Daniel J. Drucker, MD, and his Canadian corporation 1149336 Ontario Inc.  The license agreement grants to us an exclusive worldwide license under Dr. Drucker’s patent portfolio for glucagon-like peptide-2, or GLP-2, and its therapeutic uses.  Under the license agreement, we have agreed to ensure that reasonable commercial efforts are used to develop and commercialize any product covered by the licensed patents.  The agreement requires us to pay annual non-refundable license maintenance fees, royalties on sales and licensing fees, and milestone payments. During the period commencing upon our acquisition of Allelix Biopharmaceuticals Inc., the original licensee under this agreement, on December 23, 1999  through December 31, 2012, we have paid license maintenance fees, milestone payments and sublicense fees totaling $9.6 million under this license agreement. We have sublicensed our rights for certain territories to Nycomed and under the terms of the license agreement, we are no longer obligated to make milestone payments, but instead are required to pay a share that represents a percentage in the twenties of our sublicense revenues (as defined in the license agreement) to 1149336 Ontario Inc. We are also obligated to pay a royalty to 1149336 Ontario Inc. that represents a percentage in the single digits of our sales of Gattex. The license agreement is perpetual but we may terminate the agreement at any time upon 60 days written notice.  In addition, if we default on any of the material obligations under the agreement, Dr. Drucker may terminate the license agreement and all rights granted under the agreement will revert to Dr. Drucker.

Patents and Other Proprietary Technology, page 18

2. We note that you have been issued a number of patents, including several patents covering technology related to parathyroid hormone as well as calcimimetics (including cinacalcet HCl) and calcium receptor technology that have expiration dates beginning in 2013.  If any near-term patent expiration will have a material impact on your business, products or product candidates, please provide us with proposed expanded disclosure that discloses this impact.  In addition, in order for investors to be able to better assess your patent expirations, please provide us with proposed disclosure that discloses the expiration date of your most material patent for each material product and product candidate.

Company Response:

The Company acknowledges the Staff’s comment and respectfully proposes to include the disclosure set forth in Appendix A in future filings beginning with the 2012 Form 10-K.  The Company respectfully notes that the bolded and underlined text in Appendix A represents the Company’s proposed additions to its disclosure set forth in the 2011 Form 10-K.

Manufacturing, page 20

3. You disclose that you are dependent on third parties for the manufacture of your product candidates and injection devices and in most instances you are sole sourced to these manufacturers.  Please provide us with proposed disclosure for future filings that discloses the material terms of each material manufacturing agreement, including but not limited to your agreements with Boehringer Ingelheim Austria GmbH, Hospira Worldwide, Inc. and SynCo Bio Partners B.V.  If you have additional manufacturing agreements upon which your business is substantially dependent, please file copies of those agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and will include revised disclosure in future filings, beginning with the 2012 Form 10-K, in substantially the form set forth on the attached Appendix B.  The Company has previously determined that the manufacturing agreements noted in the Staff’s comment are material agreements upon which the Company’s business is substantially dependent and has filed those agreements as exhibits to the Company’s periodic reports. The Company will review its other manufacturing agreements to determine if any of those agreements are also material agreements upon which the Company’s business is substantially dependent and will include descriptions of any such agreements that are so determined and file such agreements as exhibits to such future filings. The Company respectfully notes that the bolded and underlined text in Appendix B represents our proposed additions to the Company’s disclosure as set forth in the 2011 Form 10-K.

The Company respectfully notes that it has (1) been granted confidential treatment for certain pricing and other commercial terms under: (i) the Commercial Manufacturing Agreement, dated October 18, 2002, by and between NPS Allelix Corp. and Boehringer Ingelheim Austria GmbH, as amended to date, (ii) the Development and Supply Agreement between the Registrant and Hospira Worldwide, Inc., dated March 25, 2009 and (iii) the Manufacturing Agreement between the Registrant and SynCo Bio Partners B.V., dated August 1, 2009, and (2) requested confidential treatment for certain pricing and other commercial terms under the Commercial Manufacturing Agreement, dated as of December 21, 2009, by and between the Registrant and Vetter Pharma International GmbH.

Notes to Consolidated Financial Statements
(2) Collaborative and License Agreements, page 64

4. Please revise your disclosure to describe each milestone and the related contingent consideration for your GSK and Nycomed agreements.  Refer to ASC 605-28-50-2b.

Company Response:

The Company acknowledges the Staff’s comment and will include revised disclosure in future filings, beginning with the 2012 Form 10-K, in substantially the form set forth in the attached Appendix C.

In order to provide meaningful and material information to its investors, the Company discloses the aggregate amount of future milestone payments that it could receive under each agreement.  In addition, the Company discloses the next potential milestone and associated contingent payment, which it believes helps investors focus on the most material milestone and contingent consideration that will have the potential to impact the Company in the near term.  In response to the Staff’s comment the Company proposes to further enhance its disclosure regarding milestones and contingent payments as described in Appendix C for its collaborative and license agreements with GlaxoSmithKline and Nycomed to provide a more detailed breakout of the aggregate contingent consideration into the following subcategories: (i) product development milestones and (ii) product sales milestones.  The Company respectfully notes that the bolded and underlined text in Appendix C represents our proposed additions to the Company’s disclosure as set forth in the 2011 Form 10-K and the stricken text represents deletions.

The Company respectfully notes that it has been granted confidential treatment for certain payment and other commercial terms under its collaborative and license agreements with GlaxoSmithKline and Nycomed (filed as Exhibit 10.2 to the Company’s September 30, 2011 10-Q, filed on November 3, 2011 and Exhibit 10.3 to the Company’s September 30, 2007 10-Q, filed on November 9, 2007, respectively), including the payment terms relating to licensing fees, milestone payments and royalties payable.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Consolidated Financial Statements
(2) Collaborative and License Agreements

(a) Amgen Inc., page 7

5. Please provide us your analysis that allowed you to recognize the entire $25 million on the sale of royalty rights in the current period.  Please include your consideration of ASC 470-10-25 in your explanation.

Company Response:

The Company respectfully submits to the Staff the following analysis that allowed it to recognize the entire $25 million payment from Amgen on the sale of royalty rights in the current period ended June 30, 2012.

On June 29, 2012, the Company entered into the Fifth Amendment to the Development and License Agreement, as amended (the License Agreement), dated March 18, 1996 with Amgen whereby the Company sold its rights to receive Sensipar royalties earned after December 31, 2018 on the sales of Sensipar in return for a one-time, non-refundable $25 million payment.  This Amendment was effective as of June 29, 2012 and was non-revocable.  The Company received the $25 million payment in July 2012, in accordance with the terms of the agreement.

The Company applied the guidance in ASC 605-25-1 and ASC 470-10-25, as the relevant accounting literature to determine the accounting treatment for the sale of the Company’s royalty rights.

Pursuant to ASC 605-25-1, the Company considered the following:

(i)                                     products (goods or services), merchandise, or other assets have been exchanged for cash or claims to cash and

(ii)                                  has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.

In order to make this assessment, the Company applied the following criteria to the transaction:

1.              Does persuasive evidence of an arrangement exist?

•                  Yes, the Amendment to the License Agreement was executed on June 29, 2012 and was non-revocable.

2.              Has delivery occurred or have services been rendered?

•                  Yes, in exchange for the $25 million payment from Amgen, the Company sold its right to royalties under the License Agreement that are earned after December 31, 2018.  There is no performance required on the part of the Company in order to earn the $25 million.

3.              Is the seller’s price to the buyer fixed or determinable?

•                  Yes, the consideration the Company received for the sale of its right to receive royalties earned after December 31, 2018 was the fixed and determinable $25 million payment from Amgen.

4.              Is collectability reasonably assured?

•                  Yes, at the date of the Amendment there was no indication that the funds would not be received based upon the Company’s review of the credit worthiness of the counterparty.  The Company received the $25 million payment in full on July 13, 2012.

The Company looked to ASC 470-10-25 (formerly EITF No. 88-18) for guidance to determine the classification of the received funds as either debt or deferred income.  The Company considered the following six factors, which independently create a rebuttable presumption that classification of the proceeds as debt is appropriate:

1.              The transaction does not purport to be a sale (that is, the form of the transaction is debt).

•                  The Company has relinquished all of its rights to receive any royalties from Amgen earned after December 31, 2018 in return for consideration of $25 million.  This payment received from Amgen is non-refundable under any circumstance.

2.              The entity has significant continuing involvement in the generation of the cash flows due the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

•                  Under the License Agreement, the Company is entitled to receive a royalty but has no obligations or role in connection with the development, manufacture or sale of Sensipar. Thus, the Company has no involvement in the generation of Sensipar sales.

3.              The transaction is cancelable by either the entity or the investor through payment of a lump sum or other transfer of assets by the entity.

•                  There is no provision in the License Agreement that allows the Company to make a payment or transfer assets to Amgen that would cancel the License Agreement.

4.              The investor’s rate of return is implicitly or explicitly limited by the terms of the transaction.

•                  In return for the $25 million payment, Amgen is relieved of its obligation to pay royalties on Sensipar sales after December 31, 2018 and therefore the terms of the License Agreement do not limit their rate of return.

5.              Variations in the entity’s revenue or income underlying the transaction have only a trifling impact on the investor’s rate of return.

•                  This factor is not applicable since the Company does not have any revenue or income underlying the transaction.

6.              The investor has any recourse to the entity relating to the payments due the investor.

•                  There are no payments that are due from the Company to Amgen.

Based on the above analysis, the Company concluded the $25 million payment from Amgen represented the sale of the Company’s right to receive royalties on Sensipar product sales after December 31, 2018.  Given the agreement was executed on June 29, 2012; we recognized the sale in our second quarter 2012 interim financial statements.

* * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at (908) 450-5303.

Very truly yours,

/s/ Luke Beshar
Luke Beshar
Chief Financial Officer

cc:	Vanessa Robertson, Staff Accountant
Mary Mast, Senior Staff Accountant
Amy Reischauer, Staff Attorney
Jennifer Riegel, Special Counsel

Appendix A

The disclosure set forth below represents additional disclosure, which appears as bolded and underlined text below, that expands upon the disclosure set forth in the Patents and Other Proprietary Technology section of the 2011 Form 10-K.

Patents and Other Proprietary Technology

Our intellectual property portfolio includes patents, patent applications, trade secrets, know-how and trademarks. Our success will depend in part on our ability to obtain additional patents, maintain trade secrets and operate without infringing the proprietary rights of others, both in the U.S. and in other countries. We periodically file patent applications to protect the technology, inventions and improvements that may be important to the development of our business. We rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

We file patent applications on our own behalf as assignee and, when appropriate, have filed and expect to continue to file, applications jointly with our collaborators. These patent applications cover compositions of matter, methods of treatment, methods of discovery, use of novel compounds and novel modes of action, as well as recombinantly expressed receptors and gene sequences that are important in our research and development activities. Some of our principal intellectual property rights related to processes, compounds, uses and techniques related to calcium receptor science are protected by issued U.S. patents. We intend to file additional patent applications relating to our technology and to specific products, as we think appropriate.

We hold patents directed to potential therapeutic products such as new chemical entities, pharmaceutical compositions and methods of treating diseases. We hold patents directed also to nucleic acid and amino acid sequences of novel cellular receptors and methods of screening for compounds active at such cellular receptors. We continue actively to seek patent protection for these and related technologies in the U.S. and in foreign countries. Our intellectual property portfolio also includes patents in countries outside the U.S., which also cover the technology referenced above.

~~We have been issued approximately 203 patents in the U.S. Six issued U.S. patents cover technology related to parathyroid hormone. These patents have expiration dates (not including any patent term extensions) ranging from 2013 to 2018. Seven issued U.S. patents cover technology related to calcilytic compounds. These patents have expiration dates (not including any patent term extensions) ranging from 2016 to 2019. Sixteen issued U.S. patents cover calcimimetics (including cinacalcet HCl) and calcium receptor technology. These patents have expiration dates (including 449 days of patent term extension for U.S. Patent No. 6,011,068) ranging from 2013 to 2018. Twenty-five issued U.S. patents cover technology related to Gattex and GLP-2, certain of which are licensed from 1149336 Ontario Inc. These patents have expiration dates (not including any patent term extensions) ranging from 2015 to 2026. Our~~

~~intellectual property portfolio also includes patents in countries outside the U.S., which also cover the technology referenced above~~.

Our Patent Portfolio

The following is a description of patents we own or license from third parties which contain claims that cover our material products and product candidates.

Gattex:  Twenty-seven issued U.S. patents include claims that cover technology related to Gattex and GLP-2, certain of which we license from 1149336 Ontario Inc. These patents have expiration dates (not including any patent term extensions) ranging from 2015 to 2026.  We have licensed foreign counterparts of these patents to Nycomed, a Takeda Company, for territories outside of North America.  Our issued principal patents which contain claims that cover our product, Gattex, its formulation, and/or method of use, are summarized in the following table:

Territory	General Subject Matter	Expiration (not including term extension)
U.S.	Glucagon-like peptide-2 analogs	2015(1)
U.S.	GLP-2 formulations	2022(1)
Europe	Glucagon-like peptide-2 analogs	2017
Europe	GLP-2 formulations	2020
Japan	Glucagon-like peptide-2 analogs	2017
Japan	GLP-2 formulations	2020

(1) We will be eligible for patent term extension of up to five years on one U.S. patent if Gattex is approved for marketing by the FDA.

Natpara and Preotact:  Seven issued U.S. patents include claims that cover technology related to parathyroid hormone. These patents have expiration dates ranging from 2013 to 2021. We have licensed foreign counterparts of these patents to Nycomed, a Takeda Company, for territories outside of North America, Israel, and Japan.  Our issued principal patents which contain claims that cover formulations of Natpara and Preotact are summarized in the following table:

Territory	General Subject Matter	Expiration
U.S.	Parathyroid hormone formulation	2013(1)
Europe	Parathyroid hormone formulation	2014
Europe	Protein formulations	2021(2)
Japan	Parathyroid hormone formulation	2014(3)
Japan	Protein formulations	2019(3)

(1) Eligible for patent term extension of up to five years if Natpara is approved for marketing by the FDA.

(2) Includes approximately two years of supplementary protection, which varies by country.  Applications for supplementary protection have been granted in most major European countries.

(3) Does not include any supplementary protection..

Calcimimetics:  Sixteen issued U.S. patents cover calcimimetics and calcium receptor technology. These patents and their foreign counterparts have been licensed to Amgen, Inc. and cover their products Sensipar® (cinacalcet) and Mimpara® (cinacalcet) worldwide except for certain Asian countries.  The patents in those territories have been licensed to Kyowa-Hakko Kirin and cover their product Regpara® (cinacalcet.)  Our calcimimetics patents have expiration dates (including 449 days of patent term extension for U.S. Patent No. 6,011,068) ranging from 2013 to 2020.  Our issued principal patents that cover cinacalcet, its formulation and/or method of use, are summarized in the following table:

Territory	General Subject Matter	Expiration
U.S.	Calcium receptor-active compounds	2015
U.S.	Calcium receptor-active molecules	2016
U.S.	Methods of use	2016
U.S.	Calcium receptor-active molecules	2018(1)
Europe	Calcium receptor-active compounds	2019(2)
Japan	Calcium receptor-active molecules	2017(3)
Japan	Calcium receptor-active molecules	2017(3)
Japan	Calcium receptor-active compounds	2020(3)

(1) Includes 449 days of patent term extension.

(2) Includes approximately four years of supplementary protection, which varies by country.  Applications for supplementary protection have been granted in most major European countries.

(3) Includes five years of supplementary protection

Calcilytics:  Seven issued U.S. patents contain claims that cover technology related to calcilytic compounds we have under development and have licensed to GlaxoSmithKline LLC.  These patents have expiration dates (not including any patent term extensions) ranging from 2016 to 2021.  The products covered by these patents are in very early stages of development and the patents are not considered material at this time.

We do not believe that the expiration during the near term (2013 through 2015) of our principal patents relating to our material products will have a material adverse impact on our business, products or product candidates due to several factors. As noted above, one of the principal U.S. patents expiring in this time period that covers each of Gattex and Natpara will be eligible for up to five years of patent term extension if the product covered by such patent is approved by the FDA. In addition, each of Gattex and Natpara has been designated as an orphan drug and will receive seven years of marketing exclusivity in the U.S. in the event it is approved by the FDA.  As a biologic product, Natpara is expected to receive 12 years of marketing exclusivity in the U.S in the event it is approved by the FDA.

In connection with our research and development activities, we have sponsored research at various university and government laboratories.  For example, we have executed license and research agreements regarding research in the area of calcium and other ion receptors with The Brigham and Women’s Hospital.  We have also sponsored work at other government and academic laboratories for various evaluations, assays, screenings and other tests.  Generally, under these agreements, we fund the work of investigators in exchange for the results of the specified work and the right or option to a license to any patentable inventions that may result in certain designated areas.  If the sponsored work produces patentable subject matter, we generally have the first right to negotiate for license rights related to that subject matter.  Any resulting license would be expected to require us to pay royalties on net sales of licensed products.

Appendix B

The disclosure set forth below represents additional disclosure, which appears as bolded and underlined text below, that expands upon the disclosure of the material terms of the Company’s material manufacturing agreements as disclosed in the 2011 Form 10-K.

Manufacturing

We rely on corporate collaborators and contract manufacturing organizations to supply drug product for our clinical trials and potential future commercial supply chain. We have established substantially all of our commercial supply chain for Gattex and Natpara. We have agreements in place with Boehringer Ingelheim Austria GmbH (“Boehringer”) and SynCo Bio Partners B.V. (“Synco”)  for the production of bulk supplies of the active pharmaceutical ingredients in both Gattex and Natpara for our clinical and future commercial requirements. In addition, we have manufacturing agreements in place with Hospira Worldwide, Inc. (“Hospira”) and Vetter Pharma International GmbH (“Vetter”) for the production of our fill and finish clinical and commercial supplies of ~~both~~ Gattex and Natpara, respectively. We have also established agreements with other third parties to perform additional steps in the manufacturing process, including packaging, testing and storage of our product candidates.

If we secure regulatory approval for Natpara in hypoparathyroidism, we will need to develop an injection device to successfully commercialize this product. We have developed a prototype of this device and we have a manufacturing agreement in place. We are planning to file for market authorization as a drug-device combination, combining our proprietary product Natpara with a specific delivery system.

We believe that our existing supplies of drug product, our contract manufacturing relationships, and potential contract manufacturers, who we are in discussions with, will be sufficient to accommodate our clinical trials and our commercial supply chain for Gattex and Natpara.

We are dependent on third parties for the manufacture of our product candidates and injection devices and in ~~most~~ several instances we are sole sourced to these manufacturers, including Hospira and Vetter,  who produce fill and finish supplies of Gattex and Natpara, respectively.   If we are unable to contract for a sufficient supply of our product candidates or injection devices on acceptable terms, or encounter delays or difficulties in the manufacturing or supply process, we may not have sufficient product or injection devices to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved. Based on the highly-specialized and proprietary nature of the products provided to us by certain of our manufacturing partners, we could be subject to significant added costs and delays if we are required to replace our existing agreements or arrangements with those partners for any reason. For a more complete discussion of the various risks and uncertainties related to our manufacturing and supply relationships, see the discussion in Item 1A of this Annual Report under the heading “Risk Factors.” Under our existing manufacturing agreements we pay an agreed-upon fee to our suppliers based upon the amount of ingredients or product produced.

Boehringer Ingelheim Austria GmbH

In October 2002 we entered into an agreement with Boehringer for the production of bulk supplies of the active pharmaceutical ingredient in Natpara.  In March 2004, we entered into an amending agreement with Boehringer to provide for the production of the bulk supplies of the active pharmaceutical ingredient in Gattex.  The initial term of the agreement expired on December 31, 2010 but was extended by the parties to December 31, 2018.  Either party may terminate the agreement at any time upon twenty-four months’ advance notice.

Hospira Worldwide, Inc.

In March 2009 we entered into an agreement with Hospira for production of our fill and finish clinical and commercial supplies of Gattex. The agreement has a term of seven years following the first commercial sale of Gattex and automatically renews for subsequent three-year terms unless either party sends advanced notice of non-renewal.  Hospira has the right to terminate the agreement if we do not order a specified amount of Gattex in any 12 month period following the first commercial sale.

SynCo Bio Partners B.V.

In August 2009 we entered into an agreement with SynCo for the production of the bulk supplies of the active pharmaceutical ingredient in Gattex and Natpara. The agreement may be terminated by either party after December 31, 2016 by providing at least 12 months’ advanced notice.

Vetter Pharma International GmbH

In December 2009 we entered into an agreement with Vetter for the production of our fill and finish clinical and commercial supplies of Natpara.   The agreement has a term of five years and automatically renews for subsequent three-year terms unless either party provides advanced notice of non-renewal.

Appendix C

The disclosure set forth below represents revised disclosure that expands upon the disclosure of future milestone payments and related contingent consideration for the Company’s collaboration and license agreements with GlaxoSmithKline and Nycomed as disclosed in the 2011 Form 10-K.  Bolded and underlined text represents additions to existing disclosure and stricken text represents deletions.

2) Collaborative and License Agreements

The Company is pursuing product development both on an independent basis and in collaboration with others. Because the Company has granted exclusive development, commercialization, and marketing rights under certain of the below-described collaborative research, development, and license agreements, the success of each program is dependent upon the efforts of the licensees. Each of the respective agreements may be terminated early. If any of the licensees terminates an agreement, such termination may have a material adverse effect on the Company’s operations.

GlaxoSmithKline

In August 2011, the Company formed a new agreement with GSK. Under the agreement, GSK assigned to NPS the investigational new drug filings for two Phase 1 calcilytic compounds, NPSP790 and NPSP795. The Company believes calcilytics may have clinical application in treating rare disorders involving increased calcium receptor activity, such as autosomal dominant hypocalcemia with hypercalciuria (ADHH). The new agreement also expands GSK’s licensed field of research for Ronacaleret to include stem cell transplants, in addition to osteoporosis and other bone disorders. Under the terms of the agreement, the Company has the potential to earn up to $11.5 million in future milestone payments upon the achievement of certain pre-specified product development and sales-based milestones plus royalties on product sales. The Company has the potential to earn the next product development milestone of $1.0 million upon the decision by GSK to continue development in the first indication following the proof of concept trial. The remaining ~~product development~~ milestones vary by additional indications, with $7.5 million ~~and pertain~~ relating to successful proof of concept studies~~,~~ and acceptance of regulatory filings, and $4.0 million relating to the first commercial sale of each indication. The future milestones are tied to future events outside the Company’s control. The Company believes these are substantive in nature and there is no assurance that they will be achieved.

Nycomed (Teduglutide)

Under the terms of the agreement, the Company has the potential to earn up to $175.0 million in total future milestone payments, of which $155.0 million is payable upon the achievement of certain pre-specified product development milestones and $20.0 million is payable upon the achievement of certain sales-based milestones, plus royalties on product sales. The Company has the potential to earn the next product development milestone of $10.0 million upon the launch of Revestive for adult SBS in the first major EU country. The remaining product development milestones relate to, and the amount of milestone payments vary by, additional indications and pertain to successful proof of concept studies,  acceptance of regulatory filings, and the launch of product in the first major EU country. It is the Company’s understanding that no clinical trials have commenced for any such additional indications. The future milestones are tied to future events outside the Company’s control. The Company believes these are substantive in nature and there is no assurance that they will be achieved. Cumulatively through December 31, 2011, the Company has received $40.0 million in license fees and milestone payments from Nycomed under the license agreement.

Nycomed (Preotact)

In 2004, the Company signed a distribution and license agreement with Nycomed in which the Company granted Nycomed the right to develop and market Preotact® (recombinant parathyroid hormone 1-84) in Europe. During 2004, Nycomed also acquired an equity investment in the Company of $40.0 million through the purchase of 1.33 million shares of the Company’s common stock. The agreement requires Nycomed to pay the Company up to 22.0 million Euros in milestone payments upon regulatory approvals and achievement of certain sales targets.   and pay the Company royalties on product sales. In July 2007, the Company entered into a new license agreement with Nycomed, pursuant to which the Company granted to Nycomed the right to commercialize Preotact in all non- U.S. territories, excluding Japan and Israel; however, Nycomed’s licensed rights in Canada and Mexico, revert back to the Company if the Company receives regulatory approval for the compound in the U.S. The 2007 license agreement contains milestone and royalty payment obligations which are similar to those under the 2004 distribution and license agreement. Nycomed is required to pay the Company royalties on sales of Preotact only in the European Union, European countries outside the European Union, the Commonwealth of Independent States and Turkey. Pursuant to the Company’s 2007 license agreement with Nycomed, as described below, Nycomed assumed NPS’ manufacturing and supply obligations and patent prosecution and maintenance obligations under the 2004 license agreement, which occurred in 2008. As part of the manufacturing and supply transfer, Nycomed paid the Company $11.0 million during 2007, for a significant portion of the Company’s existing bulk drug inventory. Cumulatively through December 31, 2011, the Company has received 7.1 million Euros in milestone payments from Nycomed under the 2004 and 2007 agreements, all of which have been recognized as revenue. Under the terms of the agreement, the Company has the potential to earn ~~up to 14.8 million Euros in future milestone payments upon the achievement of certain pre-specified product development  and  sales-based milestones. The Company has the potential to earn the next~~ a product development milestone of 311,000 Euros upon the approval of Preotact in France. The remaining sales milestone of 14.5 million Euros pertains to reaching a certain sales threshold for Preotact. The future milestones are tied to future events outside the Company’s control. The Company believes these are substantive in nature and there is no assurance that they will be achieved.